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                                                                     Exhibit 3.3

Genovese Drug Stores, Inc.
Restated Section 1.01 of By-Laws

        Section 1.01. Annual Meetings. Annual meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, may be called by the directors or any officer instructed by the directors to call the meeting and shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting.